ICI ANNOUNCES POSTING OF CIRCULAR

Imperial Chemical Industries PLC announces that a circular has been issued to shareholders regarding the proposed disposal of Quest, its fragrances and flavours business, to Givaudan S.A., announced on 22 November 2006.

The circular contains a notice convening an Extraordinary General Meeting of shareholders at 11:00 am on 25 January 2007 at which approval for the proposed disposal will be sought. The meeting will be held at the offices of UBS, 1 Finsbury Avenue, London, EC2M 2PP.

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection during normal business hours on any weekday (public holidays excepted) at the UK Listing Authority’s document viewing facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

21 December 2006

Contact details:

ICI Group:

John Dawson, VP for Investor Relations and Corporate Communications Tel: +44 (0) 20 7009 5315

Regina S. Kilfoyle, Director of Corporate Communications Tel: +44 (0) 20 7009 5410

Brunswick:

Kevin Byram/Conor McClafferty Tel: +44 (0) 20 7404 5959

END